EXHIBIT 99.3

PRESS RELEASE

Decarbonization of Air Transportation : Air France,
TotalEnergies, the Métropole of Nice Côte d’Azur and Nice Côte
d’Azur Airport carry out a Nice-Paris flight fueled with 30%
Sustainable Aviation Fuel

Nice, October 1, 2021 – Air France, TotalEnergies, the Metropole and the Airport of Nice Côte d’Azur have joined forces to operate a flight fueled with Sustainable Aviation Fuel (SAF). Air France Flight 6235 has taken off for Orly Airport in Paris today at 6.30 pm from Nice Airport's Terminal 2, after being loaded with 30% SAF produced by TotalEnergies in its French plants.

The SAF-fueled flight is taking place during the Nice Transition Days, an international festival celebrating ecological innovations lasting until October 3, 2021, hosted by and organized by the Métropole of Nice-Côte d’Azur in partnership with the La Tribune newspaper and the Transition Forum association. The flight marks the end of the Transition Forum, an international economic conference held over two days during the Nice Transition Days, whose purpose is to accelerate the transition to a lower-carbon future.

The flight, operated out of France's second-largest airport, concretizes the ambition shared by public and private enterprises alike to meet the major dual challenge of decarbonizing air travel while continuing to support a vibrant economy and tourist industry in the regions. This shared endeavor illustrates the need to come together to create a convergence between economic and social imperatives and the energy transition.

After a first long-haul flight fueled by French-made SAF in May, this is a further realization by Air France and TotalEnergies towards supporting and developing the production of sustainable aviation fuel in France, as an essential condition for its widespread take-up in French airports.

The biofuel used for this flight was produced from waste and residues generated by the circular economy. It was made by TotalEnergies from used cooking oils at its biorefinery of La (Bouches-du-Rhône) and its plant at Oudalle (Seine-Maritime). The French-produced SAF carries ISCC-EU certification (International Sustainability & Carbon Certification) awarded by an independent body which guarantees its sustainability. The 30% incorporation on the Nice-Paris flight will prevent the emission of 3 tons of CO2.

Christian Estrosi, Mayor of Nice, Chairman of the Métropole Nice Côte d’Azur and Deputy Chairman of the Provence-Alps-Côte d’Azur region: "I am delighted that Nice is seeing the first Nice-Paris flight fueled with 30% SAF, symbolizing the policy of transition towards decarbonized forms of transport. This technological innovation, which illustrates the ecology of the future that I so fervently hope to see, is a crucial advance in a sector which urgently needs to reduce its emissions of greenhouse gases. I have chosen to commit us to a reduction of 55% of these emissions by 2030 in mainland France, and to an ambitious plan for sustainable land planning, greening, sustainable mobility, habitat and waste prevention. This is the framework in which Nice Airport—a leading instrument of economic development in France—is contributing to a very active and determined environmental policy, with a commitment to "Net Zero Carbon", with no offsetting, by 2030."

Anne Rigail, CEO, Air France: "Air France is very happy to sign off the two days of the Nice Transition Forum with a flight from Nice to Orly Airport in Paris, fueled with a significant 30% proportion of SAF. This operation is a further reminder to our partners, the City of Nice Côte d'Azur, Nice Airport and TotalEnergies, that only close collaboration between all stakeholders will allow SAF to become the air industry's foremost driver of decarbonization."

Alexis Vovk, President, TotalEnergies Marketing & Services: "The development of biofuels is a major pathway for TotalEnergies to follow in working towards the United Nations' Sustainable Development Goals and meeting the challenge of transport decarbonization. It is also an additional asset in helping the regions with their own energy transition, alongside solutions that are available today—electric mobility and gas, wind and solar. We are continuing to adapt our industrial facilities and service offering to optimize our response to the growing demand from both public and private sectors, illustrated this week by the signing of a declaration of cooperation in green growth between TotalEnergies and the Métropole Nice Côte d’Azur. By acting directly on the carbon intensity of the energy products used by our customers, we are pursuing our strategy of building a multi-energy company with the ambition to get to net zero by 2050."

Franck Goldnadel, Chairman of the Management Board, Aéroports de la Côte d’Azur: "For twenty years, Aéroports de la Côte d’Azur has been fighting on all fronts to bring its direct emissions down, and as a result of these efforts the reduction in absolute terms of its emissions recently earned it Airport Carbon Accreditation level 4+, which is the highest level awarded and which it is the first French airport company to achieve. Operating a SAF-fueled flight seven years after an initial test flight chimes with and strengthens our resolve to be an active player in the decarbonization of air travel and a test lab for the airport of the future."

Jean-Christophe Tortora, Chairman, La Tribune: "This flight is a source of pride for our newspaper, because our every day mission is to inform people and bring them together to make a difference. With this air travel innovation, thanks to our partners, the Forum held at Nice has been more environmentally responsible. La Tribune is working towards a lower-carbon future and will pursue other initiatives to turn the media industry into a player committed to face the climate emergency."

Sustainable Aviation Fuel - SAF
Sustainable Aviation Fuel is an immediately available solution for achieving significant CO2 reductions in air transport. It can be dropped into existing storage and distribution infrastructure, airplanes and engines without any modifications. Its progressive use worldwide should lead to a significant reduction in CO2 emissions from air transport, because it produces 80% less CO2 on average across its entire life cycle.

The Nice Transition Days
 To underline the City of Nice Côte d’Azur's commitment to the ecological transition and its international appeal, the Nice Transition Days are taking place until October 3. A genuine innovation lab, they allow visitors to discover and test the latest innovations to change people's everyday lives, and to enjoy a range of experiences over the four-day event.

The Transition Forum

For two days, starting on September 30, this conversation space hosted a diverse community of international players, decision-makers from the public and private sectors, global innovators, entrepreneurs, industrial groups, researchers and figures from civil society, for the purpose of catalyzing solutions. Details at nice.transition-forum.org/.

***

About Air France

Since 1933, Air France has been promoting and highlighting France throughout the world. With an activity divided between passenger transport, cargo transport and aeronautical maintenance, Air France is a major air transport player. More than 40,000 staff that make up its workforce are committed on a daily basis to offering each customer a unique travel experience. Air France, KLM Royal Dutch Airlines and Transavia make up the Air France-KLM Group. The group Air France-KLM relies on the strength of its hubs at Paris-Charles de Gaulle and Amsterdam-Schiphol to offer a vast international network. Its Flying Blue frequent flyer programme has over 17 million members. Air France and KLM are members of the SkyTeam alliance which has a total of 19 member airlines.

Air France places the health and safety of its customers and staff at the heart of its priorities and, from the start of the health crisis, introduced exceptional measures, grouped together under the Air France Protect label, to ensure a stress-free trip.

Air France has set itself ambitious sustainable development targets and is working to significantly reduce its CO2 emissions. Air France is committed to a climate target of zero net CO2 emissions by 2050, through major investments to renew its fleet with new-generation aircraft, the use of innovative solutions to reduce fuel consumption and the gradual use of Sustainable Aviation Fuel.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Métropole Nice Côte d’Azur

Since its creation in January 2012, the Nice Côte d'Azur Metropolis, which brings together 49 municipalities and 550,000 inhabitants, has been pursuing an ambitious policy based on an attractive territory stretching from the shores of the Mediterranean to the peaks of the Mercantour. With in mind the necessity to adapt its territory to the climate emergency and the biodiversity crisis that we are experiencing, the Nice Côte d'Azur Metropolis has voted a Climate Plan 2025 whose goal is to achieve -55% of greenhouse gas emissions by 2030. New measures will also be taken, such as the modification of the metropolitan Local Urban Plan to limit the urbanization of hills and valleys, to reach a goal of zero net land artificialization and to impose an eco-construction charter. It was the first city to sign the United Nations Global Compact, the world's largest sustainable development initiative, and it also initiated the Nice Climate Agreement to implement and defend the ecology of the future. All these initiatives have made the Nice Côte d'Azur Metropolis an exemplary, 100% carbon-free community, where sustainable tourism and the circular economy will have their full place.

About Aéroports de la Côte d’Azur

The Aéroports de la Côte d'Azur group operates Nice Côte d'Azur Airport, the second-busiest airport hub in France, and Cannes Mandelieu and Golfe de Saint-Tropez airports. It is number two in Europe for business aviation. The regular helicopter connection between Nice and Monaco is the busiest in the world in terms of traffic. The Group's three airports are certified as Level 4+ Transition Carbon Neutral by ACI, and the Group has committed to achieve the goal of zero CO2 emissions without compensation by 2030. Since 2016, Aéroports de la Côte d'Azur has been a private group, and the majority of its capital belongs to the Azzura consortium.

https://societe.nice.aeroport.fr/

Air France Contacts

Press Office : + 33 (0)1 41 56 56 00 - mediarelations@airfranceklm.com

TotalEnergies Contacts

Media Relations : +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations : +44 (0)207 719 7962 l ir@totalenergies.com

Métropole Nice Côte d’Azur Contacts

Camille SAAD – camille.saad@nicecotedazur.org l 06.24.67.89.52

Elodie LESTRADE – elodie.lestrade@nicecotedazur.org l 06.44.13.32.50

Aéroports de la Côte d’Azur Contacts

Media Relations : +33 4 93 21 30 67 l aymeric.staub@cote-azur.aeroport.fr l @AeroportNice

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies “Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.